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Via EDGAR

Mr. Tom Kluck
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

May 15, 2017

Re:                             JBG SMITH Properties
Amendment No. 1 to Registration Statement on Form 10-12B
Filed April 3, 2017
File No. 001-37994

Dear Mr. Kluck:

On behalf of our client, JBG SMITH Properties, a real estate investment trust organized in the State of Maryland (the “Company” or “JBG SMITH”), which is currently a wholly owned subsidiary of Vornado Realty Trust (“Vornado”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated May 1, 2017, with respect to the filing referenced above.

This letter and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form 10 (File No. 001-37994) (the “Registration Statement” or the “Form 10”) are being filed electronically via the EDGAR system.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Unless otherwise specified, all references to page numbers and captions in the Company’s responses below correspond to the pages of the preliminary information statement filed as Exhibit 99.1 (the “Information Statement”) to the marked version of Amendment No. 2. Terms not otherwise defined in this letter have the meaning set forth in Amendment No. 2.

General

1.              We note your response to comment 2 of our letter dated February 24, 2017 and we continue to evaluate your response.

Company’s Response:

The Company acknowledges that the Staff is continuing to evaluate the Company’s response and awaits the Staff’s determination.

2.              We note your response to comment 6 of our letter dated February 24, 2017. We will continue to monitor for your response to this comment.

Company’s Response:

The Company advises the Staff that the organizational chart showing the Company’s ownership structure following the spin-off and business combination on page 34 has been revised to provide all post-combination ownership percentages.

Information Statement Summary, page 1

Our Management Team and Platform, page 5

3.              We note your disclosure on page 6 that, “As of September 30, 2016, the JBG Funds’ investments … are projected to generate realized and unrealized …” Please clarify this statement and update the disclosure.

Company’s Response:

The Information Statement has been revised on pages 6 and 129 in response to the Staff’s comment.

The Combination, page 26

4.              We note your response to comment 3 of our letter dated February 24, 2017. Please provide us with a detailed analysis as to how the securities to be issued in the combination will meet the requirements of Regulation D.

Company’s Response:

The Company advises the Staff that it believes that the securities to be issued to the JBG investors in the combination will meet the requirements of Regulation D of the Securities Act, as amended.  As discussed in Amendment No. 2, upon completion of the combination, the applicable JBG entities or certain direct and indirect owners of such JBG entities will receive a number of securities equal to approximately 27% of the Company on a fully diluted basis in a private placement satisfying the requirements of

Regulation D.  Set forth below is our analysis of how such issuance is exempt from registration under Regulation D.

In connection with the offering of securities to the JBG investors, the Company determined, as described below, that each expected recipient of such interest is an investor that either qualifies as an “accredited investor” within the meaning of Rule 501(a) of Regulation D or has such knowledge and experience in financial and business matters that such investor is capable of evaluating the merits and risks of an investment and that fewer than 35 of these recipients are not accredited investors, thus permitting us to rely upon Rule 506(b), assuming the other requirements of that rule are met.  The Company required each recipient of such securities to provide written representations to it to enable it to confirm that the conditions to relying on Rule 506(b) are satisfied, such as representations as to such recipient’s income, net worth, sophistication and investment intent.

All recipients of such securities will  receive disclosure satisfying the information requirements of Rule 502(b)(2) of Regulation D, including all of the information included in the Company’s Form 10.  All recipients of such securities will be provided the opportunity to ask questions and receive answers concerning the terms of the issuance and the securities.  The Company plans to file a Form D timely upon completion of the issuance of securities in the transaction.  Finally, (i) the Company did not engage in any general solicitation or general advertising with respect to the issuance of the securities, as all such recipients are existing investors in various JBG entities, and (ii) the investors acknowledged that the securities they will receive in the transaction are “restricted securities” that have not been registered under the Securities Act and that any certificates representing such securities will bear legends reflecting such status.

Accordingly, we respectfully believe the exemption provided by Rule 506(b) is available, and the issuance of securities to such investors in JBG entities will not require registration under the Securities Act.

Unaudited Pro Forma Combined Financial Statements, page 94

5.              In your next amendment please provide completed pro forma financial statements with amounts of the adjustments.

Company’s Response:

The Information Statement has been revised on pages 97 and 98 in response to the Staff’s comment. The Company advises the Staff that it is unable to calculate certain adjustments to the pro forma financial statements at this time. The Company expects to provide completed pro forma financial statements, including the amounts of all adjustments, in its next amendment to the Form 10.

6.              We note from your disclosure that Vornado Included Assets is determined to be the accounting acquirer based on guidance in ASC 805, Business Combinations. Please explain to us in greater detail how you identified Vornado Included Assets as the accounting acquirer, specifically addressing how you considered each of the criteria outlined within ASC 805-10-55-10 to 15.

Company’s Response:

The analysis supporting the conclusion that Vornado Included Assets is the accounting acquirer is as follows:

Vornado is entering into a transaction with JBG (defined below), pursuant to a master transaction agreement (the “Transaction Agreement”), to form the Company, a new, publicly traded real estate investment trust (the “Transaction”). Vornado has agreed to combine substantially all of its Washington, DC real estate assets and its related management business (the “Vornado Included Assets”) with certain real estate assets and the management business (the “JBG Included Assets”) contributed by JBG Properties, Inc. (“JBG Properties”), JBG/Operating Partners, L.P. (“JBG Operating Partners”), their subsidiaries and certain affiliates (collectively “JBG”).

In connection with the Transaction, Vornado will spin off the Vornado Included Assets by (i) contributing the Vornado Included Assets to the operating partnership, which is a controlled subsidiary of the Company (“JBG SMITH LP”) in exchange for common limited partnership units of JBG SMITH LP and (ii) distributing the Company’s common shares to Vornado common shareholders (together with the holders of common limited partnership units of Vornado Realty L.P., the “Vornado Equity Holders”) on a pro rata basis. Immediately thereafter, the Company will acquire the JBG Included Assets. In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests (i.e., the Company).

Neither the Company nor JBG SMITH LP has significant pre-combination activities. As a result, consistent with Accounting Standards Codification (“ASC”) 805-10-55-15 neither the Company nor JBG SMITH LP can be considered the accounting acquirer. When a newly formed entity is used to effect a business combination and is not the accounting acquirer, one of the combining entities that existed before the business combination must be identified as the accounting acquirer. Therefore, we considered each of the following entities in our discussion below to determine which may be a candidate to be the accounting acquirer:

•                  Vornado Included Assets, which consists of property and management assets with a gross asset value of $6.0 billion;

•                  JBG Management Companies, specifically JBG Operating Partners, with a gross asset value of $335 million; and

•                  The JBG Contributed Properties, with a gross asset value of $2.1 billion contributed by various entities including JBG Properties, the JBG Partners and other third-party investors. JBG Operating Partners and the JBG Contributed Properties are not entities under common control, or subsidiaries of a common parent; rather, they are under common management, and we consider the JBG Contributed Properties to be “‘related’ properties” as expressed in Note 2 of section

2310.1 of the Division of Corporation Finance Financial Reporting Manual because the acquisition of these properties is conditional upon a single common event. Therefore, while the JBG Contributed Properties are not considered a candidate for accounting acquirer, we considered relevant information regarding the acquisition of JBG Contributed Properties in our analysis.

In accordance with ASC 805-10-55-12, other facts and circumstances should be considered in identifying the acquirer in a business combination, as discussed below.

Relative Voting Rights in the Combined Entity. In a business combination the acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. Upon consummation of the Transaction, holders of Vornado common shares are expected to own 85% of the voting rights in the Company. We believe this is a strong indicator that Vornado Included Assets is the accounting acquirer, absent other factors that prevent the Vornado Equity Holders from exercising the ability to control the Company. The ownership percentage may change as a result of JBG investors electing to receive shares, in lieu of JBG SMITH LP common limited partnership units, in exchange for the JBG Contributed Properties; however, in all cases the ownership percentage of the Company held by Vornado Equity Holders will significantly outweigh that of JBG (on a fully diluted basis, Vornado Equity Holders are expected to own approximately 73% of the Company). The Company common shares carry normal voting provisions that allow the shareholders to elect the board of trustees (the “Board”) and vote on other matters that require shareholder approval. There are no limitations or restrictions on the ability of investors to vote their shares. Therefore, this consideration is strongly supportive of the determination of Vornado Included Assets as the accounting acquirer.

Minority Voting Interests in the Combined Entity. The acquirer usually is the combining entity whose single owner (or organized group of owners) holds the largest minority voting interest in the combined entity, if no other owner (or organized group of owners) has a significant voting interest. Upon distribution of the Company’s common shares to the Vornado Equity Holders and the completion of the Transaction, executive officers of Vornado will hold an approximate 8.7% voting interest in the Company. The JBG Partners will hold 6% of the Company voting interest based on their ownership interest in the JBG Contributed Properties. The minority interest held by JBG Partners is held by multiple individuals who are not under common control and do not have an arrangement in place that contractually requires them to vote in concert. Similarly, the Vornado executive officers are not under common control and do not have an arrangement to vote in concert. Therefore, although the JBG Partners and the Vornado executives will both hold minority voting interests in the combined entity, the minority interests do not have the direct ability to control the Company. Accordingly, this consideration is neutral and not supportive of either Vornado Included Assets or JBG Operating Partners as being the accounting acquirer.

Composition of the Governing Body of the Combined Entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity. Vornado and JBG each have the right to designate 50% of the initial Board of the Company. All of the non-independent trustees, with the exception of the Chairman and the CEO, will stand for re-election within the first two years following the Transaction. No factors are present that indicate that the Vornado Equity Holders will not be able to exercise their approximate 85% voting rights to influence the future composition of the Board of the Company. While the initial Board of the Company is split between Vornado and JBG designees, we believe the fact that the Vornado Equity Holders have the ability to change the composition of the Board in a relatively short period of time after the Transaction, and the fact that the Vornado CEO is the Chairman of the Board of the Company and has the ability to set the Board agenda, is supportive of the determination that Vornado Included Assets is the accounting acquirer.

Senior Management Team of the Combined Entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity. Upon the closing of the Transaction, JBG management will hold a larger number of the executive management positions of the Company; however, they do not dominate because the Chief Financial Officer and Chief Administrative Officer are from Vornado. While JBG does not dominate management, this indicator may be supportive of JBG Operating Partners being the accounting acquirer; however, the Company believes this indicator has less weight given the composition of the Board and considering that the Vornado Equity Holders have greater voting rights and the ability to change the composition of the Board within a relatively short time period.

Terms of the Exchange of Equity Interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities. In the contemplated Transaction, management believes the transaction price represents the fair value of the contributed/acquired assets and business platforms, which were valued using a common valuation methodology, and no premium was attributed to the contributions of either party. Therefore, this consideration does not impact the determination of the accounting acquirer.

The Company also considered other factors in ASC 805-10-55-13 through ASC 805-10-55-15:

Relative Size. The acquirer usually is the combining entity whose relative size is significantly larger than that of the other combining entity or entities. The stipulated gross asset value in the Transaction of the Vornado Included Assets is $6.0 billion and the prior year revenue was $478 million. The stipulated gross asset value in the Transaction of the JBG Included Assets is comprised of $335 million for JBG

Operating Partners (the management business) and $2.1 billion for the JBG Contributed Properties ($2.4 billion total). Prior year revenue for the management business and JBG Contributed Properties was $100 million and $85 million, respectively. The relative size of Vornado’s contributed assets is significantly larger than those contributed by JBG, with Vornado Included Assets’ contributions representing approximately 73% of the net asset value of the Company, and JBG representing approximately 27% of the net asset value of the Company, with JBG Operating Partners representing only 6% (of the 27%). This consideration is supportive of Vornado Included Assets being the accounting acquirer.

Identification of acquirer between two entities. The identification of the acquirer should consider which entity initiated the business combination, the relative size of the combining entities, and any other pertinent information. Since 2012, Vornado has been exploring the option of separating the Vornado Included Assets into a separate publicly traded REIT. Vornado initiated discussions with JBG regarding a possible merger in 2014 and continuing into early 2015, with discussions ultimately not resulting in a transaction. In August 2016, Vornado re-initiated discussions with JBG regarding a transaction that would combine the Vornado Included Assets with selected assets from the JBG Funds and the JBG Management Companies. Based on this consideration and the relative size of the combining entities discussed above, this consideration is supportive of Vornado Included Assets being the accounting acquirer.

Conclusion:

ASC 805 does not provide for a hierarchy among the factors recommended for consideration. After considering all pertinent facts, reviewing the criteria outlined in ASC 805 and conducting relevant analysis, the Company has concluded that Vornado Included Assets is the accounting acquirer in the Transaction. The conclusion is based primarily upon the following facts: (i) the Company was formed by Vornado through the contribution of the Vornado Included Assets, (ii) Vornado Equity Holders will hold a significant majority of the voting rights, (iii) the majority voting interest provides Vornado Equity holders with the ability to change the composition of the Board of the Company in a relatively short period of time after the Transaction and (iv) the relative size of the gross asset value contributed by Vornado is significantly greater than that contributed by JBG.

Pro Forma Combined Balance Sheet, page 96

7.              Please revise your pro forma balance sheet to present the acquisition of JBG Operating Partners in a separate column similar to the presentation of your pro forma combined statement of operations.

Company’s Response:

The Information Statement has been revised on page 97 in response to the Staff’s comment.

Adjustments to Unaudited Pro Forma Combined Balance Sheet, page 102

8.              We note that you have greater than 50% ownership interest in certain joint ventures as of September 30, 2016. Please provide us with your analysis of how you determined not to consolidate each of these joint ventures. Please cite the applicable guidance in your response.

Company’s Response:

The Company evaluated its joint venture investments in JBG/New York Avenue, L.L.C. (“Capitol Point — North Option”), JBG/1300 First Street L.L.C and JBG/55 New York Avenue, L.L.C. (“Capitol Point — North”), Atlantic AB Holdings, L.L.C (“Atlantic Plumbing”) and Sherman Avenue, L.L.C. (“965 Florida Avenue”) under ASC 810, Consolidation, to determine if consolidation was required.  The Company first determined that Atlantic Plumbing and 965 Florida Avenue are not  variable interest entities (“VIEs”) as defined in ASC 810-10-15-14 as (1) the equity investment at risk for each entity is sufficient to finance the activities of each entity without additional subordinated financial support; (2) the holders of each of the equity investments at risk as a group have (a) the power to direct the activities that most significantly impact the economic performance of each entity, (b) the obligation to absorb expected losses, and (c) the right to receive expected residual returns; and (3) substantially all of the activities of each entity do not involve or are not conducted on behalf of an investor that has disproportionately fewer voting rights.

After concluding that Atlantic Plumbing and 965 Florida Avenue are not VIEs, the Company evaluated each joint venture under the voting interest model.  Under the voting interest model for entities other than partnerships, the usual condition for a controlling financial interest in an entity is the ownership of a majority voting interest.  However, if non-controlling shareholders have substantive participating rights, then the majority shareholder does not have a controlling financial interest.  Accordingly, the Company evaluated the key provisions of each joint venture’s operating agreement to determine whether it had control.

In performing that evaluation, the Company noted that the operating agreement for each joint venture requires all members to consent to certain actions defined as Major Decisions. Major Decisions include, among other things, approval of the operating and capital budgets (including any modifications to budgets), approval of the business plan, approval of financing decisions, and approval of certain leasing decisions.  In evaluating these decisions, the Company concluded that the right to consent to Major Decisions is a substantive participating right that effectively provides the noncontrolling investor in each joint venture the ability to participate in the significant financing and operating decisions of the investee that are made in the ordinary course of business as contemplated in ASC 810-10-25-5.  As a result, the Company concluded that it does not have a controlling financial interest in the Atlantic Plumbing or 965 Florida Avenue joint ventures.

The Company evaluated its joint venture investments in Capital Point — North Option and Capitol Point — North and concluded that the entities are variable interest entities as defined in ASC 810-10-15-14 because the Company and the other investors in the joint ventures are related parties as defined in ASC 810-10-20.  Specifically, the Company is a principal owner of the other investors with an 18 percent equity investment in each of the other investors involved with these two joint ventures.  In evaluating ASC 810-10-15-14(c), the Company concluded that substantially all of the activities of the joint ventures involve or are being conducted on behalf of the investor with disproportionately fewer voting rights (the Company in this case) and its related parties (including the other investors).   In evaluating the governance provisions of the operating agreements of the joint ventures to determine which investors have power over the significant activities of the entities, the Company noted that the other investor in each of the joint ventures has the ability to force a sale of the property held in such joint venture without the Company’s consent.  In effect, this is a liquidation right held by the other investors that prevents the Company from having power over the significant activities of each of the entities.  In addition to determining that there were no barriers to the exercise of the liquidation right, the Company also considered the effect of the related party relationships on the substance of the liquidation right and concluded that the right was substantive because the Company does not have significant influence over the activities and decisions of the other investors.  As such, the Company determined that it is not the primary beneficiary of either the Capital Point — North Option or the Capital-Point — North investment and therefore these entitles were not consolidated.

Liquidity and Capital Resources, page 116

9.              We note you expect to enter into a credit facility. To the extent that any relevant terms of the revolving credit facility are known although not finalized, please provide such material terms including amounts available, related interest rates, maturity dates, collateral requirements (if any), and any other material terms.

Company’s Response:

The Information Statement has been revised on pages 259–261 and elsewhere in response to the Staff’s comment.

Business and Properties, page 122

10.       We note your response to comment 4 of our letter dated February 24, 2017. We were not able to locate the revisions describing how you determine gross asset value. Please advise or revise your disclosure as appropriate.

Company’s Response:

The Information Statement has been further revised in the first bullet point on page 138 in response to the Staff’s comment.

Summary NOI Table, page 169

11.       Please explain to us how you concluded that it would be appropriate to present annualized results, and explain to us how you determined annualized results provide meaningful information to investors.

Company’s Response:

In response to the Staff’s comment the Company respectfully advises that Annualized NOI is a supplemental non-GAAP reporting measure that is meaningful to investors in assessing the combined operations of the Company’s property portfolio. Furthermore, as certain properties are leasing up, Annualized NOI allows investors to consider the effect of this information in their evaluation of the Company’s portfolio and as an additional means to determine the Company’s ability to service its debt obligations. The Company notes that its portfolio is not subject to significant “seasonality” which could cause annualizing the most recent quarter to not be a representative estimate of annual performance.  Nonetheless, the Information Statement has been revised on pages 171–173 in footnote 2 to state that Annualized NOI is only an estimate of the Company’s financial performance over a period of 12 months, and there can be no assurance that the Annualized NOI shown will reflect the Company’s actual results of operations over any 12-month period.

Combined Statement of Revenues and Expenses from Real Estate Operations, page F-33

12.       We note your response to our prior comment 14. We continue to evaluate your response.

Company’s Response:

The Company acknowledges that the Staff is continuing to evaluate the Company’s response and awaits the Staff’s determination.

13.       Notwithstanding the above, we note that JBG Smith Operating Partners’ pre-tax income from continuing operations for the period ending December 31, 2016 of $754,358 used in the income test does not agree to the loss from operations before income taxes of $15,670,000, as presented in the pro forma combined statement of operations for the year ended December 31, 2016. Please reconcile the two amounts and reperform the income test if necessary.

Company’s Response:

Please see the response of the Company contained in its correspondence filed with the Commission on May 5, 2017. The Company understands that the Staff is continuing to evaluate the Company’s response.

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact the undersigned at (212) 558-4940.

Sincerely,

By:	/s/ William G. Farrar
William G. Farrar

cc:	Joseph Macnow
Alan J. Rice
Stephen W. Theriot
(Vornado Realty Trust)

W. Matthew Kelly
Steven Museles
(The JBG Companies®)

David W. Bonser
Abigail C. Smith
(Hogan Lovells US LLP)